Registration No. 333- ____

As Filed with the Securities and Exchange Commission on December 1, 2005
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts

                                   ----------

                              United Utilities PLC
   (Exact name of issuer of deposited securities as specified in its charter)

                                      N.A.
                   (Translation of issuer's name into English)
                                     England
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)
                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1784
       (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                   ----------

                              The Bank of New York
                                  ADR Division
                           One Wall Street, 29th Floor
                               New York, NY 10286
                            Telephone (212)-495-1784
    (Address, including zip code, and telephone number, including area code, of agent for service)

         It is proposed that this filing become effective under Rule 466
                           |X| immediately upon filing
                             |_| on (Date) at (Time)

    If a separate statement has been filed to register the deposited shares,
                          check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

======================================================= ================ ======================== ================== ===============
                                                                             Proposed maximum      Proposed maximum    Amount of
                 Title of each class of                      Amount      Aggregate price per unit     aggregate       registration
              Securities to be registered               to be registered           (1)            offering price (1)      fee
------------------------------------------------------- ---------------- ------------------------ ------------------ ---------------
American Depositary Shares evidenced by American           25,000,000              $.05               $1,250,000        $147.13
Depositary Receipts, each American Depositary Share         American
evidencing two ordinary shares of United Utilities PLC.    Depositary
                                                             Shares
======================================================= ================ ======================== ================== ===============


(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

As permitted by Rule 429 under the Securities Act of 1933, the Prospectus included in this Registration Statement also relates to the Depositary Shares registered under Registration Statement on Form F-6 (No. 333-8238) previously filed by the registrant.

================================================================================

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit
(1) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. Description of the Securities to be Registered

                              CROSS REFERENCE SHEET

                                                            Location in Form of
                                                            American Depositary Receipt
         Item Number and Caption                            Filed Herewith as Prospectus
         -----------------------                            ----------------------------

(1)      Name and address of Depositary                     Introductory Paragraph

(2)      Title of American Depositary Receipts and          Face of American Depositary Receipt, top center
         identity of deposited securities

         Terms of Deposit:

         (i)    The amount of deposited securities          Face of American Depositary Receipt - upper right corner
                represented by one unit of American
                Depositary Shares

         (ii)   The procedure for voting, if any, the       Paragraphs (15) and (16)
                deposited securities

         (iii)  The collection and distribution of          Paragraphs (12), (13) and (15)
                  dividends

         (iv)   The transmission of notices, reports        Paragraphs (11), (15) and (16)
                and proxy soliciting material

         (v)    The sale or exercise of rights              Paragraph (14)

         (vi)   The deposit or sale of securities           Paragraphs (12) and (17)
                resulting from dividends, splits or
                plans of reorganization



         (vii)  Amendment, extension or termination of      Paragraphs (20) and (21)
                the Deposit Agreement

         (viii) Rights of holders of receipts to inspect    Paragraph (11)
                the transfer books of the Depositary and
                the list of holders of receipts

         (ix)   Restrictions upon the right to deposit      Paragraphs (2), (3), (4), (5), (6) and (8)
                or withdraw the underlying securities

                                                            Location in Form of
                                                            American Depositary Receipt
         Item Number and Caption                            Filed Herewith as Prospectus
         -----------------------                            ----------------------------
         (x)    Limitation upon the liability of the        Paragraphs (14) and (18)
                Depositary

(3)             Fees and Charges                            Paragraph (7)


Item 2.  Available Information

                                                            Location in Form of
                                                            American Depositary Receipt
         Item Number and Caption                            Filed Herewith as Prospectus
         -----------------------                            ----------------------------
2(a)     Statement that United Utilities PLC -- is          Paragraph (11)
         subject to the periodic reporting requirements
         of the Securities Exchange Act of 1934 and,
         accordingly, files certain reports with the
         Commission -- and that such reports can be
         inspected by holders of American Depositary
         Receipts and copied at public reference
         facilities maintained by the Commission in
         Washington, D.C.


                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits

      *(1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of January 28, 1998, among United Utilities PLC (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each
Owner and holder from time to time of American Depositary Receipts ("ADRs") issued thereunder.

      (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

      (5) Certification under Rule 466.

Item 4. Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

      (b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

--------
* Incorporated by reference to Form F-6 Registration Statement No. 333-8238 filed by the Registrant with the Commission

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, dated as of January 28, 1998, among United Utilities PLC, The Bank of New York, as Depositary, and each Owner and holder of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on December 1, 2005.

                                                    By: THE BANK OF NEW YORK,
                                                        as Depositary

                                                    By: \s\ David S. Stueber
                                                        ------------------------
                                                        Name: David S. Stueber
                                                        Title: Managing Director

      Pursuant to the requirements of the Securities Act of 1933, United Utilities PLC has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the United Kingdom on December 1, 2005.

                                                     United Utilities PLC

                                                     By: \s\ Tim Rayner
                                                        ---------------------
                                                        Name: Tim Rayner
                                                        Title: Company Secretary

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on December 1, 2005.

Name                                          Title
----                                          -----

\s\ John Roberts                    Chief Executive
-------------------------           (Principal Executive Officer)
John Roberts

\s\ Simon Batey                     Finance Director
-------------------------           (Principal Financial Officer
Simon Batey                         & Principal Accounting Officer)

\s\ Sir Richard Evans               Director
-------------------------
Sir Richard Evans

\s\ Charlie Comish                  Director
-------------------------
Charlie Comish

\s\ Tom Drury                       Director
-------------------------
Tom Drury

\s\ Gordon Waters                   Director
-------------------------
Gordon Waters

\s\ Norman Broadhurst               Director
-------------------------
Norman Broadhurst

\s\ Paul Heideu                     Director
-------------------------
Paul Heideu

\s\ David Jones                     Director
-------------------------
David Jones

Name                                          Title
----                                          -----

\s\ Sir Peter Middleton             Director
-------------------------
Sir Peter Middleton

\s\ Jane Newell                     Director
-------------------------
Jane Newell

\s\ Andrew Pinder                   Director
-------------------------
Andrew Pinder

\s\ Nick Salmon                     Director
-------------------------
Nick Salmon

\s\ Kevin Boylan                    Authorized Representative in
-------------------------           the United States
Kevin Boylan
Vice President
United Utilities Delaware II, Inc.

                                INDEX TO EXHIBITS

Exhibit
 Number
 ------
   (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

   (5)          Certification under Rule 466.